UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 30, 2020

Quara Devices Inc.

(Exact name of issuer as specified in its charter)

Wyoming	83-3849880
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1712 Pearl Street

Boulder, CO 80302

(Full mailing address of principal executive offices)

+1 (888) 887-6658

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Termination of an Assignment of Intellectual Property Rights and a Research License and Royalty Calculation Agreement.

On March 26, 2019, Quara Devices Inc. (dba Edoceo Devices) (“Edoceo”) entered into an Assignment of Intellectual Property Rights (the “Assignment”) and a Research License and Royalty Calculation Agreement (the “License Agreement”) with Pebble Labs USA Inc. (“Pebble Labs”), under which, following Edoceo’s payment of $500,000 by September 30, 2020, Edoceo would acquire intellectual property rights associated with Pebble Labs’ proprietary FRET biosensor protein including a provisional patent therefor and, under an ancillary Quitclaim Assignment (collectively with the Assignment and the License Agreement, the “Agreements”) entered into on August 22, 2019, Edoceo would acquire all additional technology related to such patent to which Pebble Labs may have contributed in some degree to conceiving or developing. On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the patent referred to above or any of the intellectual property rights related thereto. Additionally, Pebble Labs has applied for a trademark for the mark “Quara Devices” and has asserted that Edoceo has no rights to such trademark in the absence of a future agreement between the parties.

Edoceo remains optimistic that they will reach a satisfactory resolution with Pebble Labs and management believes Edoceo will be able to continue operating in a manner substantially similar to that described in its offering circular filed as part of its offering statement on the Form 1-A without the Assignment and License Agreement with Pebble Labs.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quara Devices Inc.

By:	/s/ Rodney Reum
Name:	Rodney Reum
Title:	Chief Executive Officer

Date:	October 6, 2020